FOR IMMEDIATE RELEASE	August 26, 2008

Micromem has been advised that Dr. Kuper has appealed the original dismissal by the
Occupational Safety and Health Administration.

TORONTO, ONTARIO, August 26, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] announced that it has been advised that Dr. Cynthia Kuper has appealed the original dismissal by the Occupational Safety and Health Administration ("OSHA") regarding the complaint made by Dr. Kuper against the company dated February 11, 2008.

As previously disclosed, the Secretary of Labor, acting through her agent, the Regional Administrator for OSHA, Region III, found following an investigation of this matter by a duly authorized investigator that there is no reasonable cause to believe that Micromem violated the Sarbanes-Oxley Act of 2002, as Dr. Kuper had alleged in her complaint. The complaint was thus dismissed.

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 82,323,779
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.